SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2026

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Board of Directors approves bond issue
•	Eni’s Board of Directors - Approval of the fourth tranche of the provision in place of 2025 dividend: € 0.27 per share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Giulia Saba
Name: Giulia Saba
Title: Head of Corporate
Secretary’s Staff Office

Date: April 2, 2026

Eni: Board of Directors approves bond issue

Rome, 2 April 2026 – Eni's Board of Directors, chaired by Giuseppe Zafarana, today approved the possible issuance of one or more bonds, to be placed with institutional investors according to market condition, with a value up to a maximum aggregate amount of 10 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by 31 March 2028.

The bonds, if issued, will enable to maintain Eni’s well-balanced financial structure and will be used for Eni’s general corporate purposes. The bonds may be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni’s Board of Directors

Approval of the fourth tranche of the provision in place of 2025 dividend: € 0.27 per share

Rome, 2 April 2026 – Eni’s Board of Directors, chaired by Giuseppe Zafarana, today resolved to distribute to Shareholders the fourth of the four tranches of the provision in place of the 2025 dividend1 from Eni S.p.A. available reserves of € 0.27 (compared to a total annual provision, in place of the dividend, equal to € 1.05) per share outstanding at the ex-dividend date as of 18 May 20262, payable on 20 May 20263, as resolved by the Shareholders’ Meeting of 14 May 2025.

Holders of ADRs, outstanding at the record date of 19 May 2026, will receive € 0.54 per ADR, payable on 5 June 20264, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

1 Coupon No. 54.

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or is treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of 19 May 2026 (record date).

4 On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.